Dinur & Associates, P.C. Attorneys and Counselors	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

August 22, 2006

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: William Friar

RE: Maverick Bancshares, Inc.;
Registration Statement on Form SB-2
File No. 333-134731, effective August 17, 2006;
Prospectus filing pursuant to Rule 424(b)(4)

Ladies and Gentlemen:

       The prospectus filed herewith contains five minor changes compared to the Registration Statement as it was declared effective. The changes are not substantive in nature and are not adverse to the shareholders of the issuer. All of the changes were provided to SEC staff prior to the Registration Statement having been declared effective.

Very truly yours, /S/ Daniel D. Dinur Daniel D. Dinur

DDD/mtl